UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on April 1, 2014

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY ("PDMRs") AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4
R(1)(a)

Date of Notification: March 31, 2014

Today’s date:         April 1, 2014

Name of Issuer:         Royal Dutch Shell plc

Date of transaction: March 28, 2014

Name of Directors/PDMRs
Directors and PDMRs who have shareholdings in Royal Dutch Shell plc ("RDS")
acquired under employee share plans (names listed below)

Nature of the transaction:
Dividends payable on shares already acquired under employee share plans of RDS have been automatically used to purchase additional shares.

Consideration for the transaction:
The consideration paid by the relevant Director/PDMR for the shares is the amount of the cash dividend on the existing shareholding (see below).

Classes of security:

Royal Dutch Shell Class A – ordinary shares (“RDSA”)
Royal Dutch Shell Class B – ordinary shares (“RDSB”)

Director/PDMR

Ben van Beurden 2.650809 RDSA (listed on Euronext Amsterdam)
Consideration: EUR 67.29

Simon Henry 2353.405662 RDSB (listed on London Stock Exchange)
Consideration : GBP 54,446.04

John Abbott 6.304300 RDSB (listed on London Stock Exchange)
Consideration: GBP 145.85

Matthias Bichsel 1150.041215 RDSA (listed on Euronext Amsterdam)
Consideration: EUR 30,553.95

Andrew Brown 606.338880 RDSB (listed on London Stock Exchange)
Consideration: GBP 14,027.65

Donny Ching 160.013098 RDSA (listed on Euronext Amsterdam)
Consideration: EUR 4,251.18

Hugh Mitchell 1053.178301 RDSB (listed on London Stock Exchange)
Consideration: GBP 24,365.28

Hugh Mitchell 4.136601 RDSA (listed on Euronext Amsterdam)
Consideration: EUR 109.90

Mark Edwards
Deputy Company Secretary

ENQUIRIES:

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 713 241 1042

...................................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: April 3, 2014	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary